NOTES TO THE FINANCIAL STATEMENTS (2025)

Epi One, Inc.
For the Year Ended December 31, 2025
Prepared in accordance with U.S. GAAP

NOTE 1 – NATURE OF OPERATIONS

Epi One Inc. ("Epi One" or the "Company") was incorporated on June 8, 2016 in the State of Delaware. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located at 760 Parkside Ave, Suite 213, Brooklyn, NY 11226.

Epi One is a development-stage molecular diagnostics company focused on the discovery and validation of epigenetic biomarkers for early cancer detection. The Company utilizes a proprietary computational platform to identify high-impact biomarkers and analyzes them using a PCR-based assay. During the 2025 fiscal year, the Company concentrated its efforts on validating Multi-Cancer Early Detection (MCED) biomarkers, advancing preclinical studies, and preparing intellectual property filings. The Company has not yet commercialized its diagnostic assays and remains in the research and development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and has an accumulated deficit of $2,839,261.62 as of December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to address these conditions through additional capital raising. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Actual results may differ from these estimates.

Fair Value of Financial Instruments

The Company follows the fair value hierarchy established by ASC 820. The carrying amounts of financial instruments, including cash and cash equivalents, approximate fair value due to their short-term nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may include funds held in operating accounts and treasury sweep accounts that are readily available on demand.

Revenue Recognition

The Company did not generate operating revenue during the years ended December 31, 2024 and 2025. Any income recognized during these periods consisted of non-operating income. The Company will recognize revenue in accordance with ASC 606 when control of promised goods or services is transferred to customers.

Stockholders' Equity

Common and preferred stock are stated at a par value of $0.0001 per share. Proceeds received in excess of par value are recorded in additional paid-in capital.

Stock-Based Compensation

The Company did not issue stock options, warrants, or other equity-based awards during 2024 or 2025. Accordingly, no stock-based compensation expense was recognized.

Income Taxes

The Company has incurred net operating losses since inception. A full valuation allowance has been recorded against deferred tax assets, as management believes it is more likely than not that such assets will not be realized.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in the United States, which may exceed federally insured limits. The Company has not experienced any losses related to these balances.

NOTE 3 – DEBT

Credit card liabilities:

Capital One Credit Card: $18,087.34.
Chase Credit Card: $1,338.47.

These balances are unsecured and due on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has no material long-term contractual obligations or commitments.

NOTE 5 – STOCKHOLDERS' EQUITY

Preferred Stock (Series Seed)

- Authorized: 1,041,666 shares
- Par value: $0.0001 per share
- Issued and outstanding: 843,622 shares as of December 31, 2025 and 2024

Common Stock – Class A

- Authorized: 8,900,000 shares
- Par value: $0.0001 per share
- Issued and outstanding: 5,338,984 shares as of December 31, 2025 and 2024

Common Stock – Class B (Reg CF Investors)

- Authorized: 1,100,000 shares
- Par value: $0.0001 per share
- Issued and outstanding: 330,133 shares as of December 31, 2025 and 2024

No new equity securities were issued during the year ended December 31, 2025.

Additional Paid-in Capital

No new equity securities were issued during the year ended December 31, 2025. The increase in additional paid-in capital relates to cash proceeds received from equity issuances completed in 2024.

Accumulated Deficit
As of December 31, 2025, the Company had an accumulated deficit of $2,839,261.62, primarily resulting from operating losses since inception.

Equity Activity
A full rollforward of stockholders' equity for the years ended December 31, 2025 and 2024 is presented in the Statement of Stockholders' Equity.

NOTE 6 – RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

The Company's net loss is prepared on the accrual basis of accounting in accordance with U.S. GAAP, while the Statement of Cash Flows is prepared in accordance with ASC 230.

For the year ended December 31, 2025, the Company reported a net loss of $1,026,374.14 and net cash used in operating activities of $1,029,175.23. The difference of $2,801.09 is primarily attributable to interest income earned on cash balances.

The Company had no operating revenue during the period. There were no material non-cash items impacting operating cash flows.

Accordingly, net loss approximates net cash used in operating activities.

NOTE 7 – EQUITY PRESENTATION

Common and preferred stock are stated at par value. Proceeds received in excess of par value are recorded in additional paid-in capital.

The Company has applied this presentation consistently across all periods presented.

Note 8 – Equity Timing and Cash Settlement

During 2025, the Company received $115,900.43 in cash related to equity issuances that were legally completed in prior periods. Because the shares were issued in 2024, the related equity was recorded in that period. The 2025 cash receipts represent settlement of outstanding subscription receivables and do not result in additional equity being recognized in the current year.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2026, the date these financial statements were issued.

In January 2026, the Company's former Chief Executive Officer ceased serving in that role. In February 2026, the Company appointed a Co-Chief Executive Officer to support commercial operations.

No other material subsequent events requiring disclosure were identified.